Exhibit 21.1

Subsidiaries of Progenity, Inc.

SPX3, Inc., a Delaware corporation

Molecular Diagnostic Health Sciences, LLC, a Delaware limited liability company

Progenity Holding Company, Inc., a Delaware corporation

Avero Laboratory Holdings LLC, a Delaware limited liability company

Progenity UK Limited, a private limited company incorporated in the United Kingdom

Progenity Pty Ltd, an Australian company